EXHIBIT 4.2

Board of Directors of
American Commerce Solutions, Inc.
Special Called Meeting
April 6, 2014

Chairman Maxwell convened a special meeting of the board of directors at 3 p.m. on the 6th of April 2014. Attending the meeting were Chmn. Maxwell and Daniel L. Hefner with Frank Puissegur attending telephonically.

Chairman Maxwell brought the following item for action:

It is the desire of the officers and Directors to cause the filing of an S-8 Registration Statement to register shares for the purpose of converting booked debt in the names of Robert Maxwell and Daniel Hefner to equity.

It is suggested that AACS allow conversion of debt to equity by the named above for debt accrued and booked at 85% of the closing price on April 5, 2014. The closing price was .003 which makes the conversion at $.00255. The amount to be converted is delineated below:

Robert Maxwell, Sr.	$150,000
Daniel L. Hefner	$150,000
Robert Maxwell, Jr.	$ 10,000
$310,000 / $.00255 = 121,568,627

This conversion will result in the issuance of 121,568,627 common shares .

Upon motion and unanimous vote of the Board, it is resolved that the recommendation delineated is accepted and approved to be implemented at the direction and timing of management.

There being no other business, Chmn. Maxwell adjourned the meeting at 3:30 p.m.

Respectfully submitted,

/s/ Daniel L. Hefner
Acting Secretary